Filed Pursuant to Rule 424(b)(3)
Registration No. 333-178651

UNITED REALTY TRUST INCORPORATED
SUPPLEMENT NO. 1, DATED OCTOBER 2, 2014,
TO THE PROSPECTUS, DATED APRIL 30, 2014

This prospectus supplement, or this Supplement No. 1, is part of the prospectus of United Realty Trust Incorporated (the “Company,” “we,” “our” or “us”), dated April 30, 2014, or the Prospectus. This Supplement No. 1 supplements, modifies or supersedes certain information contained the Prospectus, and should be read in conjunction with the Prospectus. This Supplement No. 1 will be delivered with the Prospectus.

The purposes of this Supplement No. 1 are, among other things, to:

•	include an updated organizational chart;
•	update disclosure relating to the reimbursement of organization and offering expenses;
•	update disclosure relating to our real estate investments;
•	update disclosure relating to risk factors;
•	disclose an addition to our management team;
•	update the summary of our operating partnership’s operating partnership agreement; and
•	update the list of documents incorporated by reference.

The bullet points on the cover page and on page 6 of the Prospectus substantially similar to the following are restated in their entirety as follows:

•	Our failure to remain qualified as a REIT would subject us to U.S. federal income tax and potentially state and local tax, and would adversely affect our operations and the market price of our Common Shares.

The Company is now qualified as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. All references in the Prospectus to the Company intending to elect to qualify and be taxed as a REIT are therefore modified as appropriate.

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The chart and footnotes on page 9 of the Prospectus under the section captioned “What is the ownership structure of the company and the entities that perform services for you?”, is deleted in its entirety and replaced with the following:

The following chart shows the ownership structure of the various entities that perform or are likely to perform important services for us:

JACOB FRYDMAN (1)
100%
100%
100%
United Realty Advisor Holdings LLC (2)
(Sponsor)
URTI GP Investments, LLC
Prime United Holdings, LLC
100%
75.24%
Common Shares
and Sponsor
Preferred Shares
Public Stockholders
Passive Investors (3)
100%
100%
Common Shares
24.76%
URA Property Management LLC
(Property Manager)
United Realty Trust Incorporated
(Issuer)
URTI GP, LLC
United Realty Securities (4)
(Dealer Manager)
66.37% General and Limited
Partnership Interest
United Realty Partners LLC
General and Limited
Partnership Interest
URTI LP, LLC
Passive Investors (3)
Other Limited Partners
Limited Partnership Interest
33.63% General and
Limited Partnership Interest
United Realty Capital Operating
Partnership, L.P.
(Operating Partnership)
United Realty Advisors LP
(Advisor)
Property-Holding Entities

(1) Jacob Frydman controls and indirectly owns URTI GP Investments. LLC. United Realty Advisor Holdings LLC, our sponsor, and Prime United Holdings, LLC.

(2) On November 25, 2011, United Realty Advisor Holdings LLC, our sponsor, acquired 500,000 shares of preferred stock, subsequently exchanged for 500,000 Sponsor Preferred Shares, for $0.10 per share, or an aggregate of $50,000. On November 17, 2011, our sponsor acquired 18,182 Common Shares for an aggregate purchase price of $200,000.

(3) Certain passive investors with limited voting rights who are not affiliated with our sponsor directly hold approximately 24.76% and 33.63% of the economic interests in URTI GP, LLC and United Realty Advisors LP, respectively. Jacob Frydman indirectly holds approximately 75.24% of the economic interests in URTI GP, LLC. Mr. Frydman indirectly holds an approximately 49.94% indirect interest in our advisor.

(4) A division of Cabot Lodge Securities, LLC.

Organization and Offering Expenses

The row on page 11 of the Prospectus captioned “Organizational and Offering Expenses” in the table beginning on page 9 of the Prospectus under the heading “What are the fees that you will pay to the advisor, its affiliates and your directors?” is deleted in its entirety and replaced with the following:

Type of Compensation	Determination of Amount	Amount Paid During Year Ended December 31, 2013	Estimated Amount for Maximum Offering (100,000,000 Common Shares)*
Organization and Offering Expenses	We will reimburse our advisor up to 2% of the total offering price paid by investors (which includes proceeds to us from the sale of Common Shares, plus applicable selling commissions and dealer manager fee) for organization and offering expenses, which may include reimbursements to be paid to the dealer manager, registered investment advisors and participating broker-dealers for due diligence fees set forth in detailed and itemized invoices or per a contract.	$86,620	$20,900,000 The actual amount will depend on the number of Common Shares sold.

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The row on page 20 of the Prospectus captioned “Sponsor Preferred Shares (or Common Shares, if Sponsor Preferred Shares are converted)” in the table beginning on page 9 of the Prospectus under the heading “What are the fees that you will pay to the advisor, its affiliates and your directors?” is deleted in its entirety and replaced with the following:

Type of Compensation	Determination of Amount	Amount Paid During Year Ended December 31, 2013	Estimated Amount for Maximum Offering (100,000,000 Common Shares)*(1)
Sponsor Preferred Shares (or Common Shares, if Sponsor Preferred Shares are converted)	Upon (and for 180 days following) the occurrence of a Triggering Event, as defined under “Description of Shares — Sponsor Preferred Shares,” each outstanding Sponsor Preferred Share becomes convertible into one Common Share for each $100 million, rounded down to the nearest $100 million, of gross proceeds raised by us through the date of conversion in this public offering and any subsequent public offering of Common Shares, combined.	None.	If the Sponsor Preferred Shares are converted into Common Shares, their value is estimated to range from $0 (if less than $100 million of gross proceeds is raised) to $52.25 million (if the maximum offering is sold). (These estimates assume that a Common Share is worth $10.45 and that no investors participate in our DRIP).
Following our liquidation, dissolution or winding up, our sponsor will receive 15% of the amount of any excess of the proceeds over the amount of Invested Capital, as defined below, plus a non-compounded pre-tax annual return to holders of Common Shares of 7% on Invested Capital. The term “Invested Capital” means the amount calculated by multiplying the total number of Common Shares issued by us by the original issue price for each such Common Share, reduced by an amount equal to the total number of Common Shares that we repurchased under our share repurchase program, as the same may be amended, supplemented or replaced from time to time, multiplied by the original issue price for each such repurchased Common Share when initially purchased from us.

On page 24 of the Prospectus, footnote (2) to the table under the section captioned “How will you use the proceeds raised in this offering?” is deleted in its entirety and replaced with the following:

(2)	Our advisor will advance our organization and offering expenses (which may include reimbursements to be paid to the dealer manager, registered investment advisors and participating broker-dealers for due diligence fees set forth in detailed and itemized invoices or per a contract) to the extent we do not have the funds to pay such expenses. We will reimburse our advisor up to 2% of the total offering price paid by investors for organization and offering expenses.

The paragraph under the heading captioned “Who is the dealer manager,” beginning on page 24 of the Prospectus, is deleted in its entirety and replaced with the following:

United Realty Securities, our dealer manager, is a division of Cabot Lodge Securities, LLC, a Delaware limited liability company and a member of FINRA, that is indirectly owned by Mr. Frydman. United Realty Securities serves as a dealer manager for our best efforts offering and also has authorized other broker-dealers that are FINRA members to sell our Common Shares.

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The risk factors on pages 29-70 of the Prospectus substantially similar to the following are restated in their entirety as follows:

We will make some of or all our distributions from sources other than our cash flow from operations; this will reduce our funds available for the acquisition of properties, and your overall return may be reduced.

Our organizational documents permit us to make distributions from any source, including from the proceeds of our initial public offering, or IPO, or other offerings, cash advances to us by our advisor, cash resulting from a waiver of asset management fees, and borrowings, including borrowings secured by our assets. We will make some of or all our distributions from financings or the net proceeds from our IPO; this will reduce the funds available for acquiring properties and other investments, and your overall return may be reduced. Further, to the extent distributions exceed cash flow from operations, a stockholder’s basis in our Common Shares will be reduced. Our organizational documents do not limit the amount of distributions we can fund from sources other than operating cash flow.

Our cash flows provided by operations of $648,126 for the six months ended June 30, 2014 covered our distributions paid of $296,825 (inclusive of $127,073 of Common Shares issued under our DRIP) during such period. Our cash flows used in operations of ($3,210,347) for the 12 months ended December 31, 2013 was a shortfall of $3,543,683 to our distributions paid of $333,336 (inclusive of $199,093 of Common Shares issued under our DRIP) during such period. Such shortfall was paid from proceeds from the issuance of Common Shares, including under our DRIP.

Investors who invest in us at the beginning of our IPO may realize a lower rate of return than later investors because earlier investors may receive a relatively larger proportion of distributions from sources other than operating cash flow.

There can be no assurances as to when we will begin to generate sufficient cash flow to fully fund the payment of distributions. As a result, investors who invest in us before we generate significant cash flow may realize a lower rate of return than later investors. We expect to have little cash flow from operations available for distribution until we make substantial investments. In addition, to the extent our investments are in development or redevelopment projects or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted, especially during our early periods of operation. Therefore, until such time as we have sufficient cash flow from operations to fully fund the payment of distributions therefrom, some of or all our distributions will be paid from other sources, such as from the proceeds of our IPO, cash advances to us by our advisor, cash resulting from a waiver of asset management fees, and borrowings, including borrowings secured by our assets, in anticipation of future operating cash flow.

 Investors who invest in us before the NAV pricing start date may be diluted if the NAV pricing start date occurs before the end of our primary offering and our NAV per Common Share falls below the price such investors paid. If, during our primary offering, our daily NAV falls significantly below our offering price, investors may be deterred from purchasing Common Shares.

Commencing on the NAV pricing start date, the offering price per Common Share in our primary offering and under our DRIP and the share repurchase program will vary from day to day based on our NAV per Common Share on each business day. Investors who invest in us before the NAV pricing start date may be diluted if the NAV pricing start date occurs before the end of our primary offering and our NAV per Common Share falls below the price such investors paid, because other stockholders may purchase shares in our primary offering and under our DRIP at the lower price of NAV per Common Share. If, during our primary offering, our daily NAV falls significantly below our offering price, investors may be deterred from purchasing Common Shares. If we do not raise significant additional funds in our IPO, it is likely that we will not be able to achieve optimal diversification and that our profitability will fluctuate with the performance of individual assets. We are not limited in the number or size of our investments or the percentage of net proceeds we may dedicate to a single investment. Your investment in our Common Shares will be subject to greater risk to the extent that we lack a diversified portfolio of investments. In addition, to the extent we are not able to raise additional funds, our fixed operating expenses, as a percentage of gross income, would be higher, and our financial condition and ability to pay distributions could be adversely affected.

The investment objectives of the prior programs of the principal of our sponsor, and the investments for his own account, were markedly different from our own, so the performance of such prior investments are not indicative of the returns, if any, we may achieve.

Our primary investment objectives are to achieve stable cash distributions, preservation of capital, diversification, growth, and future liquidity, through a dual strategy involving acquisitions of stabilized, cash-flowing properties and of opportunistic properties. The section of our prospectus titled “Prior Performance Summary” and the tables included in Appendix A therein, which we have filed with the SEC, disclose the prior performance of affiliates of our sponsor, but the investment objectives of the programs and other investments disclosed were markedly different from our own. For example, the primary investment objectives of some of Mr. Frydman’s prior investments were capital appreciation with a secondary objective of income, which differ from our investment objectives of stable cash distributions, preservation of capital contributions, portfolio diversification, growth in the value of our assets upon their sale and the potential for future liquidity.

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Because the investment objectives of such prior programs and other investments diverged so widely from ours, the results of those programs and other investments are not indicative of the returns, if any, we may achieve.

Commencing on the NAV pricing start date, the purchase of Common Shares in our IPO and the repurchase of our Common Shares under our share repurchase program will be at a price equal to our NAV per Common Share, which will be calculated based upon subjective judgments, assumptions and opinions about future events, and may not be accurate. As a result, our daily NAV per Common Share may not reflect the amount that you might receive for your Common Shares in a market transaction, and you will not know the NAV per Common Share at the time of purchase.

Commencing on the NAV pricing start date, we will base the purchase price of Common Shares and the repurchase price for Common Shares under our share repurchase program on our NAV per Common Share. NAV will be calculated by estimating the market value of our assets and liabilities, many of which may be illiquid. An independent valuer will perform valuations of our real estate portfolio and provide the board with the metrics to be used in calculating our daily NAV, all of which the board of directors will approve. The valuation may not be precise because the valuation methodologies used to value a real estate portfolio involve subjective judgments, assumptions and opinions about future events. Any resulting disparity may benefit the stockholders whose Common Shares are or are not being repurchased under our share repurchase program, those purchasing or not purchasing Common Shares or those participating or not participating in our DRIP. Investors will not know the NAV per Common Share at which they will purchase Common Shares at the time they submit a purchase order following the NAV pricing start date. See the section of our prospectus titled “Valuation Policies” for more details about how our NAV will be calculated.

It may be difficult to accurately reflect material events that may impact our daily NAV between valuations and, accordingly, commencing on the NAV pricing start date, we may be selling Common Shares and repurchasing Common Shares under our share repurchase program at too high or too low a price.

Commencing on the NAV pricing start date, our independent valuer will estimate at least annually the market value of our principal assets and liabilities, and also provide the metrics to be used in the subsequent calculation of NAV, and we will rely on those estimates to determine the daily NAV per Common Share. As a result, the published NAV per Common Share may not fully reflect changes in value that may have occurred since the prior valuation. Furthermore, it may be difficult to reflect changing market conditions or material events that may impact the value of our portfolio between valuations, or to obtain timely complete information regarding any such events. Therefore, the NAV per Common Share published after the announcement of an extraordinary event may differ significantly from our actual NAV until such time as sufficient information is available and analyzed, the financial impact is fully evaluated, and the appropriate adjustment to be made to NAV, on a going forward basis, is determined by our advisor and our independent valuer. Any resulting disparity may benefit the stockholders whose Common Shares are or are not being repurchased, those purchasing or not purchasing Common Shares or those who do or do not elect to participate in our DRIP.

Because we rely on affiliates of United Realty for the provision of advisory, property management and dealer manager services, if United Realty is unable to meet its obligations, we may be required to find alternative providers of these services, which could result in a significant and costly disruption of our business.

United Realty, through one or more of its subsidiaries, owns and controls our advisor, URP, United Realty Securities and our property manager. The operations of our advisor, URP, United Realty Securities and our property manager rely substantially on United Realty. United Realty is dependent on its principal, who in turn depends on fee income from his sponsored real estate programs. Real estate market disruptions could adversely affect the amount of such fee income. If the principal of our sponsor becomes unable to meet his obligations as they become due, he might liquidate United Realty, and we might be required to find alternative service providers, which could result in a significant disruption of our business and would likely adversely affect the value of your investment in us.

Market disruptions could adversely impact aspects of our operating results and operating condition.

Market disruptions, including recessions, reduced consumer spending, sovereign downgrades and lack of credit, could reduce demand for hotel space and remove support for rents and property values. The value of our properties may decline if any such market conditions were to emerge.

Our business could be affected by future market and economic challenges experienced by the U.S. economy. These conditions could materially affect the value and performance of our properties, and could affect our ability to pay distributions, the availability or the terms of financing that we have or may anticipate utilizing, and our ability to make principal and interest payments on, or refinance, any outstanding debt when due. Any such challenging economic conditions also could impact the ability of certain of our tenants to enter into new leasing transactions or satisfy rental payments under existing leases. Specifically, market disruptions could have any of the following adverse consequences:

•	the financial condition of tenants occupying the properties we acquire could be adversely affected, which could result in us having to increase concessions, reduce rental rates or make capital improvements beyond those

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contemplated at the time we acquired the properties in order to maintain occupancy levels or to negotiate for reduced space needs, which could result in a decrease in our occupancy levels;
•	significant job losses could occur, which could decrease demand for office space, multifamily communities and hospitality properties and result in lower occupancy levels, which could result in decreased revenues for properties that we acquire, which could diminish the value of such properties that depend, in part, upon the cash flow generated by such properties;
•	there could be an increase in the number of bankruptcies or insolvency proceedings of tenants and lease guarantors, which could delay our efforts to collect rent and any past due balances under the relevant leases and ultimately could preclude collection of these sums;
•	credit spreads for major sources of capital could widen if investors demanded higher risk premiums, resulting in lenders increasing the cost for debt financing;
•	our ability to borrow on terms and conditions that we found acceptable, or at all, could be limited, which could result in our investment operations generating lower overall economic returns and a reduced level of cash flow, which could potentially impact our ability to make distributions to our stockholders, reduce our ability to pursue acquisition opportunities if any, and increase our interest expense;
•	there could be a reduction in the amount of capital available to finance real estate, which, in turn, could lead to a decline in real estate values generally, slow real estate transaction activity, reduce the loan-to-value ratio upon which lenders are willing to lend, and make sourcing or refinancing our debt more difficult;
•	the value of certain properties we may acquire could decrease below the amounts we paid for them, which could limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and could reduce the availability of unsecured loans;
•	to the extent that we may use or purchase derivative financial instruments, one or more counterparties to such derivative financial instruments could default on their obligations to us, or could fail, increasing the risk that we may not realize the benefits of those instruments; and
•	the value and liquidity of our short-term investments could be reduced as a result of dislocations in the markets for our short-term investments and increased volatility in market rates for such investments or other factors.

Valuations and appraisals of our properties and valuations of our investments in real estate-related assets are estimates of fair value and may not necessarily correspond to realizable value, which could adversely affect the value of your investment.

Commencing on the NAV pricing start date, in order to calculate our daily NAV, our properties will initially be valued at cost, which we expect to represent fair value. After this initial valuation, valuations of properties will be conducted in accordance with our valuation guidelines and will be based partially on appraisals performed by our independent valuer. Similarly, our real estate-related asset investments will initially be valued at cost, and thereafter will be valued at least annually, or in the case of liquid securities, daily, as applicable, at fair value as determined by our advisor. See the section of our prospectus titled “Valuation Policies.” The valuation methodologies used to value our properties will involve subjective judgments concerning factors such as comparable sales, rental and operating expense data, capitalization or discount rate, and projections of future rent and expenses. Appraisals and valuations will be only estimates, and ultimate realization depends on conditions beyond our advisor’s control. Further, valuations do not necessarily represent the price at which we would be able to sell an asset, because such prices would be negotiated. We will not retroactively adjust the valuation of such assets, the price of our Common Shares in our primary offering or under our DRIP, the price we paid to repurchase Common Shares or NAV-based fees we paid to our advisor. Because commencing on the NAV pricing start date the price of Common Shares in our primary offering or under our DRIP and the price at which your Common Shares may be repurchased by us pursuant to our share repurchase plan are based on our estimated NAV per Common Share, you may pay more than realizable value or receive less than realizable value for your investment.

Commencing on the NAV pricing start date, in calculating our daily NAV, our advisor will base its calculations in part on independent appraisals of our properties, the accuracy of which our advisor will not independently verify.

In calculating our daily NAV, our advisor will include valuations of individual properties and the metrics which will be used to calculate our daily NAV that were obtained from our independent valuer. We will not independently verify the appraised value of our properties or the metrics used to arrive at those valuations. As a result, the appraised value of a particular property may be greater or less than its potential realizable value, which would cause our estimated NAV to be greater or less than the potential realizable NAV.

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Commencing on the NAV pricing start date, our NAV per Common Share may suddenly change if the appraised values of our properties materially change or the actual operating results differ from what we originally budgeted for that month.

Appraisals of our properties used to calculate our daily NAV will probably not be spread evenly throughout the calendar year. Each of our properties will be appraised at least annually, and appraisals will be scheduled over the course of a year so that approximately 25% of all properties are appraised each quarter. We anticipate that such appraisals will be conducted near the end of the calendar quarter in which they occur. Therefore, when these appraisals are reflected in our NAV calculation, there may be a sudden change in our NAV per Common Share. In addition, actual operating results for a given month may differ from our original estimate, which may affect our NAV per Common Share. We will base our calculation of estimated income and expenses on a monthly budget. As soon as practicable after the end of each month, we will adjust the estimated income and expenses to reflect the income and expenses actually earned and incurred. We will not retroactively adjust the daily NAV per Common Share for the previous month. Therefore, because the actual results from operations may be better or worse than what we previously budgeted for a particular month, the adjustment to reflect actual operating results may cause our NAV per Common Share to change, and such change will occur on the day the adjustment is made.

Commencing on the NAV pricing start date, the NAV per Common Share that we publish may not necessarily reflect changes in our NAV and in the value of your Common Shares or the impact of extraordinary events that we cannot immediately quantify.

We may experience events affecting our investments that may have a material impact on our NAV. For example, if a material lease is unexpectedly terminated or renewed, or a property experiences an unanticipated structural or environmental event, the value of a property may materially change. Furthermore, if we cannot immediately quantify the financial impact of any extraordinary events, our NAV per Common Share as published on any given day will not reflect such events. As a result, the NAV per Common Share published after the announcement of a material event may differ significantly from our actual NAV per Common Share until we are able to quantify the financial impact of such event and our NAV is appropriately adjusted on a going forward basis. The resulting potential disparity may benefit repurchasing or non-repurchasing stockholders whose Common Shares are or are not being repurchased, stockholders electing to purchase or not to purchase, or stockholders electing or not electing to participate in our DRIP, in each case at the expense of the other, depending on whether NAV is overstated or understated.

Potential changes in U.S. accounting standards regarding operating leases may make the leasing of our properties less attractive to our potential tenants, which could reduce overall demand for our leasing services.

Under current authoritative accounting guidance for leases, a lease is classified by a tenant as a capital lease if the significant risks and rewards of ownership are considered to reside with the tenant. Under capital lease accounting for a tenant, both the leased asset and liability are reflected on its balance sheet. If the lease does not meet any of the criteria for a capital lease, the lease is considered an operating lease by the tenant, and the obligation does not appear on the tenant’s balance sheet; rather, the contractual future minimum payment obligations are only disclosed in the footnotes thereto. Thus, entering into an operating lease can appear to enhance a tenant’s balance sheet in comparison to direct ownership. The Financial Accounting Standards Board, or FASB, and the International Accounting Standards Board have proposed an accounting model that would significantly change lease accounting. The proposals have gone through several rounds of public comment and are not yet final. Changes to the accounting guidance could affect both our accounting for leases as well as that of our current and potential tenants. These changes may affect how the real estate leasing business is conducted. For example, if the accounting standards regarding the financial statement classification of operating leases are revised, then companies may be less willing to enter into leases in general or desire to enter into leases with shorter terms because the apparent benefits to their balance sheets could be reduced or eliminated. This in turn could cause a delay in investing our offering proceeds and make it more difficult for us to enter into leases on terms we find favorable.

We have incurred mortgage indebtedness, which, along with any other borrowings we may incur the future, may increase our business risks.

We have acquired and anticipate that we will continue to acquire real properties and other real estate-related investments either by assuming existing indebtedness or borrowing new funds. In addition, we may incur or increase our mortgage debt by obtaining loans secured by some of or all our real properties to obtain funds to acquire additional properties and other investments and for payment of distributions to stockholders. We also may borrow funds for payment of distributions to stockholders, in particular if necessary to satisfy the requirement that we distribute annually to stockholders at least 90% of our REIT taxable income, or otherwise as is necessary or advisable to assure that we maintain our qualification as a REIT and minimize U.S. federal income and excise tax.

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There is no limitation on the amount we may invest in any single property or other asset or on the amount we can borrow for the purchase of any individual property or other investment. Under our charter, the maximum amount of our indebtedness shall not exceed 300% of our “net assets” (as defined by our charter) as of the date of any borrowing; however, we may exceed that limit if approved by a majority of our independent directors.

In addition to our charter limitation, our board of directors has adopted a policy to generally limit our aggregate borrowings to approximately 65% of the greater of the aggregate cost and the fair market value of our assets unless substantial justification exists that borrowing a greater amount is in our best interests. Our policy limitation, however, does not apply to individual real estate assets and only will apply once we have ceased raising capital under our IPO or any subsequent offering and invested substantially all of our capital. As a result, we expect to borrow more than 65% of the aggregate cost and the fair market value of each real estate asset we acquire to the extent our board of directors determines that borrowing these amounts is prudent. For these purposes, the value of our assets is based on methodologies and policies determined by our board of directors that may include, but do not require, independent appraisals.

If there is a shortfall in cash flow available to service our mortgage debt, then the amount available for distributions to stockholders may be affected. In addition, incurring mortgage debt increases the risk of loss because (a) loss in investment value is generally borne entirely by the borrower until such time as the investment value declines below the principal balance of the associated debt, and (b) defaults on indebtedness secured by a property may result in foreclosure actions initiated by lenders and our loss of the property securing the loan that is in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds from the foreclosure. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that more than one real property may be affected by a default. If any of our properties is foreclosed upon due to a default, our ability to make distributions to our stockholders will be adversely affected. In addition, because our goal (which may not be achieved) is to be in a position to liquidate our assets within six to nine years after the termination of our IPO, our approach to investing in properties utilizing leverage in order to accomplish our investment objectives over this period of time may present more risks to investors than comparable real estate programs that have a longer intended duration and that do not utilize borrowing to the same degree.

Our failure to remain qualified as a REIT would subject us to U.S. federal income tax and potentially state and local tax, and would adversely affect our operations and the market price of our Common Shares.

We intend to operate in a manner that will allow us to continue to qualify as a REIT. Subsequent to making our REIT election, we may terminate our REIT qualification, if our board of directors determines that not qualifying as a REIT is in our best interests, or inadvertently. Our qualification as a REIT depends upon our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. The REIT qualification requirements are extremely complex and interpretation of the U.S. federal income tax laws governing qualification as a REIT is limited. Our ability to satisfy the asset tests depends on our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income or quarterly asset requirements also depends on our ability to successfully manage the composition of our income and assets on an ongoing basis. Accordingly, if certain of our operations were to be recharacterized by the Internal Revenue Service, or IRS, such recharacterization would jeopardize our ability to satisfy all the requirements for qualification as a REIT. Furthermore, future legislative, judicial or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT.

If we fail to qualify as a REIT for any taxable year, and we do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT qualification. Losing our REIT qualification would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may subject us to U.S. federal income tax and reduce distributions to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. We also may terminate our REIT election if we determine that qualifying as a REIT is no longer in our best interests. If we cease to be a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to

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distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders and on the value of our Common Shares.

If the fiduciary of an employee pension benefit plan subject to the ERISA (such as a profit-sharing, Section 401(k) or pension plan) or any other retirement plan or account fails to meet the fiduciary and other standards under ERISA or the Code as a result of an investment in our Common Shares, the fiduciary could be subject to criminal and civil penalties.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit-sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Code (such as an IRA) that are investing in our Common Shares. Fiduciaries investing the assets of such a plan or account in our Common Shares should satisfy themselves that:

•	the investment is consistent with their fiduciary obligations under ERISA and the Code;
•	the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan’s or account’s investment policy;
•	the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Code;
•	the investment will not impair the liquidity of the plan or IRA;
•	the investment will not produce an unacceptable amount of UBTI for the plan or IRA;
•	the value of the assets of the plan can be established annually in accordance with ERISA requirements and applicable provisions of the plan or IRA; and
•	the investment will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

With respect to the annual valuation requirements described above, we expect to provide an estimated value for our Common Shares annually. Until the NAV pricing start date, we expect to use the offering price of a Common Share in our IPO, which is $10.45, as the per share estimated value. Commencing on the NAV pricing start date, we will provide a daily NAV per Common Share. The estimated value is not likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your Common Shares. Accordingly, we can make no assurances that such estimated value will satisfy the applicable annual valuation requirements under ERISA and the Code. The Department of Labor or the IRS may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our Common Shares. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to remedies. In addition, if an investment in our Common Shares constitutes a non-exempt prohibited transaction under ERISA or the Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In the case of a non-exempt prohibited transaction involving an IRA owner, the IRA may be disqualified and all the assets of the IRA may be deemed distributed and subject to tax.

Prospective investors with investment discretion over the assets of an IRA, employee benefit plan or other retirement plan or arrangement that is covered by ERISA or Section 4975 of the Code should carefully review the information in the section of our prospectus titled “ERISA Considerations.” Any such prospective investors are required to consult their own legal and tax advisors on these matters.

Footnote (3) on page 73 of the Prospectus to the table under the section captioned “Estimated Use of Proceeds,” beginning on page 72 of the Prospectus, is deleted in its entirety and replaced with the following:

(3)	Organization and offering expenses include all costs and expenses to be paid by us in connection with the formation of the company and an offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow agent, reimbursements to our dealer manager, registered investment advisors and participating broker-dealers for due diligence expenses set forth in detailed and itemized invoices or per a contract, amounts to reimburse our advisor for its portion of the salaries of the employees of its affiliates who provide services to our advisor, and other costs in connection with administrative oversight of such offering and the marketing process, such as preparing supplemental sales materials, holding educational conferences and attending retail seminars conducted by our dealer manager or participating broker-dealers. Our advisor will advance our organization and offering expenses to the extent we do not have the funds to pay such expenses. We will reimburse our advisor up to 2% of the total offering price paid by investors for organization and offering expenses.

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The row on page 91 of the Prospectus captioned “Organization and Offering Expenses” under the section captioned “Compensation Table,” beginning on page 90 of the Prospectus, is deleted in its entirety and replaced with the following:

Type of Compensation	Determination of Amount	Amount Paid During Year Ended December 31, 2013	Estimated Amount for Maximum Offering (100,000,000 Common Shares)*
Organization and Offering Expenses (3)	We will reimburse our advisor up to 2% of the total offering price paid by investors (which includes proceeds to us from the sale of Common Shares, plus applicable selling commissions and dealer manager fee) for organization and offering expenses, which may include reimbursements to be paid to the dealer manager, registered investment advisors and participating broker-dealers for due diligence fees set forth in detailed and itemized invoices or per a contract.	$86,620	$20,900,000 The actual amount will depend on the number of Common Shares sold.

On pages 102-103 of the Prospectus, footnote (3) to the aforementioned table is deleted in its entirety and replaced with the following:

(3)	These organization and offering expenses include all costs and expenses to be paid by us in connection with our formation and an offering, including our legal, accounting, printing, mailing and filing fees, charge of our escrow agent, reimbursements to our dealer manager, registered investment advisors and participating broker-dealers for due diligence expenses set forth in detailed and itemized invoices or per a contract, amounts to reimburse our advisor for its portion of the salaries of the employees of its affiliates who provide services to our advisor, and other costs in connection with administrative oversight of such offering and the marketing process, such as preparing supplemental sales materials, holding educational conferences and attending retail seminars conducted by our dealer manager or participating broker-dealers. Our advisor will advance our organization and offering expenses to the extent we do not have the funds to pay such expenses. We will reimburse our advisor up to 2% of the total offering price paid by investors (which includes proceeds to us from the sale of Common Shares, plus applicable selling commissions and dealer manager fee) for organization and offering expenses.

The paragraph under the heading captioned “Allocation of Investment Opportunities,” on page 106 of the Prospectus, is deleted in its entirety and replaced with the following:

We rely on our sponsor and the executive officers and other key real estate professionals at our advisor to identify suitable investment opportunities for us, with our advisor having primary responsibility for identifying suitable investments on our behalf. Jacob Frydman, as the principal of our sponsor, has adopted a policy that for so long as he controls the advisor, Mr. Frydman will directly or through our advisor, present to us for our consideration any “REIT Opportunity” of which he becomes aware, whether he becomes aware of it through our advisor, our sponsor or any other of our affiliates, or by any other means. If we determine not to pursue the REIT Opportunity, Mr. Frydman may pursue the REIT Opportunity through any means. For purposes of the foregoing, “REIT Opportunity” means any investment opportunity that would be directly competitive with our investment strategies.

The paragraph under the heading captioned “Restrictions on Competing Business Activities of Our Sponsor,” on page 109 of the Prospectus, is deleted in its entirety and replaced with the following:

Our advisor is required to present a continuing and suitable investment program to us that is consistent with our investment policies and objectives. Investment opportunities that are suitable for us also may be suitable for other programs sponsored by our sponsor or its principal. Jacob Frydman, as the principal of our sponsor, has adopted a REIT Opportunity policy that is intended to ameliorate this conflict for so long as he controls the advisor. See “Conflicts of Interest — Our Sponsor’s Interests in Other Real Estate Programs — Allocation of Investment Opportunities.”

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The first paragraph under the heading captioned “Our Sponsor” on page 137 of the Prospectus under the section captioned “Prior Performance Summary,” beginning on page 137 of the Prospectus, is deleted in its entirety and replaced with the following:

Our business is managed by United Realty Advisors LP, or our advisor, an affiliate of our sponsor. Our sponsor is controlled and indirectly owned by Mr. Frydman. Mr. Frydman is the Chairman of our board of directors and Chief Executive Officer of the Company. Our advisor is also controlled by Mr. Frydman.

The fourth paragraph under the section captioned “Dealer Manager and Compensation We Will Pay for the Sale of Our Common Shares,” beginning on page 183 of the Prospectus, is deleted in its entirety and replaced with the following:

We will reimburse the dealer manager and any registered investment advisor or participating broker-dealer for reasonable bona fide due diligence expenses incurred by the dealer manager or such registered investment advisor or participating broker-dealer which are supported by a detailed itemized invoice or per a contract. These due diligence reimbursements are not considered a part of the 10% underwriting compensation under FINRA Rule 2310(b)(4)(B)(vii) so long as they are included in a detailed and itemized invoice or per a contract, although they are considered an organization and offering expense, and organization and offering expenses cannot exceed 15% of the offering proceeds.

Description of Real Estate Investments

The disclosures under the heading captioned “Myrtle Beach Medical Office” on page 129 of the Prospectus under the section captioned “Description of Real Estate Investments,” beginning on page 126 of the Prospectus, are deleted in their entirety and replaced with the following:

Myrtle Beach Medical Office Building

On May 21, 2014, our operating partnership, through a special purpose entity, acquired the fee simple interest in a commercial property located at 945 82nd Parkway in Myrtle Beach, South Carolina. The acquisition was not an affiliated transaction, and the seller does not have a material relationship with us.

The property is a two-story, triple-net leased medical office building built in 1999, with 44,323 rentable square feet and 224 onsite outdoor parking spaces. Situated on three acres at the intersection of US-17 and 82nd Parkway, the property is situated in close proximity to Grand Strand Regional Medical Center, or GSRMC, at the entrance to a corridor of medical office buildings related to or directly serving GSRMC.

Capitalization

The contract purchase price for the property was approximately $14.5 million, exclusive of closing costs, prepaid expenses, escrows and fees paid to our advisor and URP. Closing costs were approximately $669,700, prepaid expenses and escrows were approximately $196,000 and fees paid to our advisor were approximately $248,000. Closing costs included $362,000 in supplemental transaction-based advisory fees for financing and equity placement paid to URP. We funded the acquisition as follows: (i) $10.3 million with a new first mortgage loan secured by the property; (ii) cash from our operating partnership of approximately $3,249,000; and (iii) a $2.1 million preferred loan to the special purpose entity from Arbor Realty SR, Inc., an unaffiliated third party.

On May 21, 2014, the special purpose entity incurred a first mortgage loan from Starwood Mortgage Capital, LLC in an amount equal to $10.3 million, to provide the majority of the acquisition funding for the property. The loan bears interest at a 4.79% annual rate and matures on June 6, 2024. The borrower is required to make initial monthly interest-only payments for 24 months following the closing of the loan in an amount equal to approximately $41,886 and thereafter payments of principal and interest over a 30-year amortization period in an amount equal to approximately $53,965 per month.

The loan is secured by a mortgage on the property, is guaranteed by URTI, and may be accelerated only in the event of a default. The special purpose entity may prepay all or any portion of the principal amount without a prepayment penalty under a defeasance clause in the loan.

The approximately $3,249,000 of cash from our operating partnership includes $1.7 million in proceeds from our operating partnership’s issuance to two third parties of an aggregate of 17 Class MB Units of limited partnership interest, or MB Units. Our operating partnership issued 12 MB Units to one of the two investors in consideration for a capital contribution of $1.2 million. Such 12 MB Units must be redeemed by us in November 2014 for $1.32 million. Our operating partnership issued five MB Units to the other investor in consideration for a capital contribution of $500,000. Such MB Units entitle the holder thereof to an annualized preferred return of 10% on the amount of the capital contribution, and must be redeemed by us in May 2015.

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The $2.1 million preferred loan to the special purpose entity referred to above yields a preferred return of 15% per annum, compounded monthly (and increasing to 24% per annum upon the occurrence of certain events of default) and requires monthly distributions to the preferred lender. The special purpose entity must redeem the preferred loan by June 6, 2024, and is entitled to do so at any time upon 30 days prior written notice. Additionally, the lender may require our operating partnership to redeem the preferred loan at any time after April 21, 2015 upon 30 days prior written notice.

Major Tenants/Lease Expirations

The property is currently 100% leased to three tenants, all medical service providers. As of June 30, 2014, each tenant occupies more than 10% of the rentable square footage of the property. The first lease currently requires annualized rental income of approximately $333,000, is subject to 3.0% annual increases, expires in May 2020 and has no renewal option. The second lease requires annualized rental income of approximately $418,508, is subject to 2.0% – 4.0% annual increases based on CPI, expires in December 2019 and has two five-year renewal options by the tenant. The third lease requires annualized rental income of approximately $394,000, is subject to 2.0% – 4.0% annual increases based on CPI, expires in December 2019 and has two five-year renewal options by the tenant.

The table below shows the occupancy rate and the average effective annual rent per rentable square foot as of June 30 for each of the last five years where such data is available:

	2014	2013	2012	2011	2010	2009
Occupancy rate	100%	100%	100%	100%	100%	*
Average effective annual rent per rentable square foot	$26.20	$25.66	$25.40	$24.67	$24.23	*

___________

*	Data not available.

The table below sets forth the lease expiration information for each of the next ten years (annualized rental income in thousands):

Year Ending December 31,	Number of Leases Expiring	Total Rentable Square Feet of Expiring Leases	% of Leased Area Represented by Expiring Leases	Minimum Annual Rent Under Expiring Leases(1)	% of Total Annualized Rental Income(1) Represented by Expiring Leases
2014	—	—	—	—	—
2015	—	—	—	—	—
2016	—	—	—	—	—
2017	—	—	—	—	—
2018	—	—	—	—	—
2019	2	32,004	72%	$896,898	70%
2020	1	12,319	28%	$385,958	30%
2021	—	—	—	—	—
2022	—	—	—	—	—
2023	—	—	—	—	—

___________

(1)	As of December 31, 2013. Does not take into account any fixed or CPI-based annual increases.

Other

We believe the property is suitable and adequate for its uses. There are several medical office buildings in the area offering similar office space to similar tenants. In our view, several of these buildings are older, or of a lower grade, than the property. We believe that the close proximity to GSRMC is a particular advantage.

We do not have any scheduled capital improvements.

We believe the property is adequately insured.

The Federal tax basis for the property is $14,535,000, and the property is being depreciated over 39 years on a straight-line basis. Annual real estate taxes payable on the property for the 2014 tax year are estimated to be approximately $73,427.

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The following disclosure is added immediately following the section captioned “Myrtle Beach Medical Office Building” on page 129 of the Prospectus under the section captioned “Description of Real Estate Investments,” beginning on page 126 of the Prospectus.

Carnegie Property

On September 19, 2014, we, through our operating partnership, became contractually bound, subject to certain customary closing conditions, to close on an agreement of sale, or the Carnegie PSA, entered into on July 23, 2014, between United Realty Capital, LLC, an affiliate of our sponsor, and FRS Carnegie Plaza, L.L.C., or the Carnegie Seller, and assigned to our operating partnership through an assignment and assumption agreement entered into on September 19, 2014. Under the Carnegie PSA, our operating partnership will acquire the fee simple interest in a commercial property located at 7 Carnegie Plaza in Cherry Hill, New Jersey, or the Carnegie Property. The Carnegie Seller does not have any relationship with us and the acquisition is not an affiliated transaction.

The Carnegie Property is a one-story office building with 90,070 rentable square feet, built in 1988 and renovated in 2004 and 2009, with 599 on-site outdoor parking spaces. Situated on approximately 17.4 acres near the New Jersey Turnpike, the Carnegie Property is located in an upscale suburb of Philadelphia, within 12 miles from Downtown Philadelphia.

Pursuant to the terms of the Carnegie PSA, our obligation to close upon the acquisition is subject to certain conditions customary to commercial property acquisitions. The Carnegie PSA contains customary representations and warranties by the Carnegie Seller. We anticipate closing the acquisition of the Carnegie Property during the fourth quarter of 2014. There can be no assurance that the acquisition will be consummated.

Capitalization

The purchase price for the Carnegie Property is $9.3 million, exclusive of brokerage commissions and closing costs. We intend to fund the Carnegie Property’s purchase price with proceeds from its ongoing public offering as well as obtaining a first mortgage loan on the Carnegie Property from a lender yet to be identified in the amount of $6.6 million. There can be no assurance that we will be able to secure financing on terms that we deem favorable or at all.

Based on the Carnegie Property’s anticipated net operating income (calculated by subtracting estimated annualized property operating costs from annualized rental income) of $856,000, the base purchase price of $9.3 million represents an acquisition capitalization rate of 9.2% (calculated by dividing net operating income by the base purchase price).

Fees payable to affiliates are not determinable at this time, as the financing terms and deal structure have not been finalized.

Major Tenant/Lease Expiration

As of the date hereof, affiliates of the Carnegie Seller occupy the Carnegie Property. We anticipate that at closing, the Carnegie Property will be 100% leased to Fox Rehabilitation Services, P.C., an affiliate of the Carnegie Seller, under a triple-net lease, or the Carnegie Lease. Fox Rehabilitation Services, P.C. will utilize the Carnegie Property to provide physical, occupational and speech therapy services. We also anticipate that during the first lease year of the Carnegie Lease the annual base rent will be $856,000, and that for each subsequent lease year of the Carnegie Lease, the annual base rent will be equal to the product of the annual base rent for the prior lease year, and the greater of (i) 3%; or (ii) the increase, if any, in the CPI. The lease expires in 2029 and does not carry any renewal options.

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The table below shows the estimated annual base rent and the estimated effective annual rent per rentable square foot over the next 15 years, in both cases assuming 100% occupancy by Fox Rehabilitation Services, P.C. and 3% annual rent increases.

Lease Year	Estimated Annual Base Rent	Estimated Effective Annual Rent Per Rentable Square Foot
1	$856,000	$9.50
2	$881,335	$9.79
3	$907,775	$10.08
4	$935,008	$10.38
5	$963,058	$10.69
6	$991,950	$11.01
7	$1,021,709	$11.34
8	$1,052,360	$11.68
9	$1,083,931	$12.03
10	$1,116,449	$12.40
11	$1,149,942	$12.77
12	$1,184,440	$13.15
13	$1,219,974	$13.54
14	$1,256,573	$13.95
15	$1,294,270	$14.37

The table below sets forth the occupancy rate and average effective annual rent per rentable square foot as of December 31 for each of the last five years:

	2013	2012	2011	2010	2009
Occupancy	100.0%	100.0%	100.0%	100.0%	100.0%
Average effective annual rent per rentable square foot	*	*	*	*	*

___________

*	Data not available.

Other

We believe the property is suitable and adequate for its uses.

We do not have any scheduled capital improvements.

We intend to adequately insure the property.

The Federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2014 Federal tax return.

The annual real estate taxes payable on the property for the current tax year are expected to be $235,172.

We believe that the property is well located, has acceptable roadway access and is well maintained. The property is subject to competition from similar properties within its respective market area and the economic performance of the tenant of the property and its operations could be affected by changes in local economic conditions. We did not consider any other factors material or relevant to the decision to acquire the property, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

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Management

On May 27, 2014, we appointed Steven Kahn to serve as Chief Financial Officer and Treasurer of the Company, and the Company’s advisor, United Realty Advisors LP, appointed Mr. Kahn to serve as Chief Financial Officer, each effective as of May 27, 2014.

The table on page 75 of the Prospectus under the heading “Management—Executive Officers and Directors” is deleted in its entirety and replaced with the following:

Name	Age*	Positions
Jacob Frydman	57	Chief Executive Officer, Secretary and Chairman of the Board of Directors
Richard J. Vitale, CFA	47	President and Director
Steven Kahn	48	Chief Financial Officer and Treasurer
Dr. Daniel Z. Aronzon	66	Independent Director
Robert Levine	65	Independent Director
David B. Newman	53	Independent Director

___________

*	As of August 1, 2014.

The biographical capsule for Joseph LoParrino on page 76 of the Prospectus, under the heading “Management—Executive Officers and Directors,” is deleted in its entirety and replaced with the following:

Steven Kahn is our Chief Financial Officer and Treasurer, and the Chief Financial Officer of our advisor. Prior to joining the company in May 2014, Mr. Kahn served as Senior Vice President, Director of Financial Reporting and Taxation for SL Green Realty Corp, a public REIT (NYSE: SLG), where he was responsible for all SEC filings, financial accounting and reporting, SOX compliance as well as tax compliance and transaction structuring, from November 1999 through July 2013. Mr. Kahn previously served as senior manager at PricewaterhouseCoopers, LLP, specializing in real estate, where he was responsible for comprehensive management of client relationships and audit engagements, from January 1998 through November 1999. Mr. Kahn served in a similar capacity at Deloitte & Touche LLP, from September 1989 to January 1998. In 1989, Mr. Kahn graduated from Queens College of the City University of New York with a B.A. in accounting. Mr. Kahn is a New York licensed Certified Public Accountant and is a member of the American Institute of Certified Public Accountants (AICPA) and the New York State Society of Certified Public Accountants (NYSSCPA).

The table on page 82 of the Prospectus under the heading “Management—Our Advisor” is deleted in its entirety and replaced with the following:

Name	Age*	Positions
Jacob Frydman	57	Chief Executive Officer and Chairman of the Board of Directors
Richard J. Vitale, CFA	47	President
Steven Kahn	48	Chief Financial Officer
Daniel C. Edelman	38	General Counsel and Chief Compliance Officer
Lawrence J. Longua	72	Senior Consultant
Dov Shimanowitz	44	Executive Vice President of Operations
Barry Funt	49	Executive Vice President, Head of Real Estate Operations and President of Capital Markets
Chad Whatley	38	Executive Vice President of Product Distribution
Alexander M. Libin	27	Assistant General Counsel and Vice President, Operations
Kevin Rice	29	Director of Marketing

___________

*	As of September 15, 2014.

The words “Joseph LoParrino” in boldface immediately following the aforementioned table is replaced with the words “Steven Kahn.”

The biographical capsule for Craig E. Eastmond on page 84 of the Prospectus, under the heading “Management—Our Advisor” is deleted in its entirety.

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The table appearing on page 105 of the Prospectus under the heading “Stock Ownership” is deleted in its entirety and replaced with the following:

STOCK OWNERSHIP

The following table sets forth the beneficial ownership of our Common Shares as of September 15, 2014 for each person or group that holds more than 5% of our Common Shares, for each director and executive officer and for our directors and executive officers as a group. To our knowledge, each person that beneficially owns our Common Shares has sole voting and investment power with regard to such Common Shares.

Name of Beneficial Owner(1)	Number of Common Shares Beneficially Owned	Percent of Class
United Realty Advisor Holdings LLC(2)	20,716	1.78%
Jacob Frydman(2)	44,175	3.80%
Richard J. Vitale, CFA	—	—
Steven Kahn	958	*
Dr. Daniel Z. Aronzon	3,520	*
David B. Newman	3,520	*
Robert Levine	3,520	*
All directors and officers as a group	55,694	4.80%

___________

*	Less than 1%.
(1)	The address of each beneficial owner listed is 60 Broad Street, 34th Floor, New York, New York 10004. We have also agreed to award restricted shares to certain officers and associated persons of United Realty Securities.
(2)	United Realty Advisor Holdings LLC is controlled and indirectly owned by Jacob Frydman.

In addition to the foregoing, our sponsor owns 500,000 Sponsor Preferred Shares. The Sponsor Preferred Shares are convertible into Common Shares pursuant to the formula and on the terms and subject to the conditions set forth under “Description of Shares — Sponsor Preferred Shares.”

The section “Summary of Our Operating Partnership Agreement” beginning on page 178 of the Prospectus is deleted in its entirety and replaced with the following:

SUMMARY OF OUR OPERATING PARTNERSHIP AGREEMENT

The following is a summary of the agreement of limited partnership of United Realty Capital Operating Partnership, L.P., our operating partnership. This summary and the descriptions of the operating partnership agreement provisions elsewhere in this prospectus are qualified by the operating partnership agreement itself, which is filed as an exhibit to our registration statement, of which this prospectus is a part. See the section entitled “Where You Can Find Additional Information” in this prospectus.

Conducting our operations through the operating partnership allows the sellers of properties to contribute their property interests to the operating partnership in exchange for partnership interests rather than for cash or our common stock. This enables the seller to defer some or all of the potential taxable gain on the transfer. From the seller’s perspective, there are also differences between the ownership of common stock and partnership units, some of which may be material because they impact the business organization form, distribution rights, voting rights, transferability of equity interests received and U.S. federal income taxation.

Description of Partnership Units

Partnership interests in the operating partnership are divided into “units.” The operating partnership currently has four classes of units: “GP Units”, “OP Units”, “MB Units” and “Sponsor Preferred Units”.

GP Units

GP Units represent an interest as a general partner in the operating partnership and we, as general partner, will hold all such units. In return for our initial capital contribution of $200,000, the operating partnership issued to us 9,091 GP Units and 9,091 OP Units.

In our capacity as general partner, we manage the operating partnership and are liable for certain unpaid debts and liabilities of the operating partnership.

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Limited Partnership Units Generally

Limited partnership units represent an interest as a limited partner in the operating partnership. OP Units, MB Units and Sponsor Preferred Units represent different classes of limited partnership interests in the operating partnership.

The operating partnership may issue additional units and classes of units with rights different from, and superior to, those of limited partnership units of any class, without the consent of the limited partners. Holders of limited partnership units do not have any preemptive rights with respect to the issuance of additional units.

Limited partners of any class do not have the right to participate in the management of the operating partnership. Limited partners of any class who do not participate in the management of the operating partnership, by virtue of their status as limited partners, generally are not liable for the debts and liabilities of the operating partnership beyond the amount of their capital contributions. We, however, as the general partner of the operating partnership, are liable for any unpaid debts and liabilities. The voting rights of the limited partners of any class are generally limited to approval of specific types of amendments to the operating partnership agreement (some of which exclude OP Units owned or controlled by the general partner or any person who owns more than 50% of the outstanding voting interests in the general partner). With respect to such amendments, each OP Unit has one vote. See the section entitled “— Management of the Operating Partnership” below for a more detailed discussion of this subject.

In general, each OP Unit (and GP Unit) will share equally in distributions from the operating partnership when such distributions are declared by us, the general partner, which decision will be made in our sole discretion. Upon the operating partnership’s liquidation, OP Units (and GP Units) will share equally in the assets of the operating partnership that are available for distribution, after payment of all liabilities, establishment of reserves and after payment of any preferred return owed to holders of limited partnership preferred units, if any, as described in the section entitled “— Liquidation” below. In addition, a portion of the items of income, gain, loss and deduction of the operating partnership for U.S. federal income tax purposes may be allocated to a limited partnership unit, regardless of whether any distributions are made by the operating partnership. See the section entitled “Material U.S. Federal Income Tax Considerations — Tax Aspects of Investments in Partnerships” in this prospectus for a description of the manner in which income, gain, loss and deductions are allocated under the operating partnership agreement. As general partner, we may amend the allocation and distribution sections of the operating partnership agreement to reflect the issuance of additional units and classes of units without the consent of the limited partners.

Under certain circumstances, limited partners holding OP Units may be restricted from transferring their interests without the consent of the general partner. See the section entitled “— Transferability of Interests” below for a discussion of certain restrictions imposed by the operating partnership agreement on such transfers.

OP Units

For each OP Unit received, investors generally will be required to contribute money or property, with a net equity value determined by the general partner. Limited partners holding OP Units will not be obligated to make additional capital contributions to the operating partnership. Further, such holders will not have the right to make additional capital contributions to the operating partnership or to purchase additional OP Units without our consent as general partner. For further information on capital contributions, see the section entitled “— Capital Contributions” below.

After owning an OP Unit for one year, a limited partner holding OP Units generally may, subject to certain restrictions, exchange OP Units for the cash value of a corresponding number of Common Shares or, at the option of the operating partnership, a corresponding number of Common Shares. See the section entitled “— Limited Partner Exchange Rights” below for a description of these rights and the amount and types of consideration a limited partner is entitled to receive upon exercise of such rights. These exchange rights are accelerated in the case of some extraordinary transactions. See the section entitled “— Extraordinary Transactions” below for an explanation of the exchange rights under such circumstances.

In return for a portion of our initial capital contribution, the operating partnership issued to us 9,091 OP Units. URTI LP, LLC, as the initial limited partner of the operating partnership, holds 182 OP Units representing its limited partnership interest in the operating partnership.

MB Units

The operating partnership issued an aggregate of 17 MB Units to two investors in connection with our acquisition of a medical office building in Myrtle Beach, South Carolina in May 2014. The MB Units represent a class of limited partnership units of the operating partnership that are subject to the additional terms contained in the agreements pursuant to which they were issued, and which are summarized here. Except as otherwise provided in the agreements pursuant to which they were issued, MB Units have the same rights, privileges and preferences as OP Units.

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Holders of MB Units are entitled to the preferred returns described under “Description of Real Estate Investments—Myrtle Beach Medical Office Building.” Holders of MB Units have no voting rights, except with respect to those matters required by law, in which case holders of MB Units will vote as a single class. We are obligated to redeem the MB Units within the time periods described under “Description of Real Estate Investments—Myrtle Beach Medical Office Building.”

Sponsor Preferred Units

The operating partnership issued 500,000 Sponsor Preferred Units to us to correspond with our issuance of Sponsor Preferred Shares. The Sponsor Preferred Units represent a class of limited partnership units of the operating partnership that are subject to the additional terms contained in the operating partnership agreement and summarized here. Except as otherwise provided in the operating partnership agreement, Sponsor Preferred Units have the same rights, privileges and preferences as OP Units.

Sponsor Preferred Units shall not be entitled to distributions from the operating partnership except upon liquidation of the operating partnership. See the section entitled “— Liquidation” below for an explanation of distribution rights with respect to Sponsor Preferred Units. At the time that Sponsor Preferred Shares are converted into Common Shares, each Sponsor Preferred Unit shall automatically convert into the number of OP Units equal to the number of Common Shares into which the Sponsor Preferred Shares were converted (subject to adjustment in the event of any dividend, split, combination or other similar recapitalization with respect to the OP Units).

Management of the Operating Partnership

The operating partnership is organized as a Delaware limited partnership pursuant to the terms of the operating partnership agreement. We are the general partner of the operating partnership and conduct substantially all of our business through it. Pursuant to the operating partnership agreement, we, as the general partner, have full, exclusive and complete responsibility and discretion in the management and control of the partnership, including the ability to enter into major transactions, such as acquisitions, dispositions and refinancings, and to cause changes in the operating partnership’s business and distribution policies.

The limited partners, in their capacities as such, have no authority to transact business for, or participate in the management or decisions of, the operating partnership, except as provided in the operating partnership agreement and as required by applicable law. Further, the limited partners have no right to remove us as the general partner.

As general partner, we also may amend the operating partnership agreement without the consent of any other partners. However, the following amendments will require the consent of limited partners holding OP Units that are more than 50% of the then outstanding OP Units held by all the limited partners who are adversely affected:

•            any amendment that alters or changes the distribution and liquidation rights of limited partners, subject to the exceptions discussed below under the “Distributions” portion of this section;

•            any amendment that alters or changes the limited partners’ exchange rights;

•            any amendment that imposes on limited partners any obligation to make additional capital contributions not contemplated by the operating partnership agreement; or

•            any amendment that alters the terms of the operating partnership agreement regarding the rights of the limited partners with respect to extraordinary transactions.

Indemnification

To the extent permitted by law, the operating partnership agreement provides for indemnification of us when acting in our capacity as general partner. It also provides for indemnification of directors, officers and other persons that we may designate under the same conditions, and subject to the same restrictions, applicable to the indemnification of officers, directors, employees and stockholders under our charter. See the section entitled “Management — Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents” in this prospectus.

Transferability of Interests

Under the operating partnership agreement, we may not withdraw from the partnership or transfer or assign all of our general partnership interest without the consent of holders of two-thirds of the limited partnership interests, except in connection with extraordinary transactions meeting the conditions set forth in the operating partnership agreement. Under certain circumstances and with the prior written consent of the general partner and satisfaction of other conditions set forth in the operating partnership agreement, holders of limited partnership units may withdraw from the partnership and transfer or encumber all or any part of their units. However, although a limited partner may be able to effect a transfer of partnership

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interests without the consent of the general partner, the transferee remains an economic interest owner only as an assignee until the general partner admits the assignee as a substitute limited partner, in its sole and absolute discretion.

In addition, limited partnership units are not registered under the federal or state securities laws. As a result, the ability of a holder to transfer its units may be restricted under such laws.

Extraordinary Transactions

The operating partnership agreement generally permits us and the operating partnership to engage in any authorized business combination without the consent of the limited partners. Generally, a business combination for these purposes is any merger, consolidation or other combination with or into another entity, or the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of all or substantially all of our assets. We are required to send to each limited partner notice of a proposed business combination at least 15 days prior to the record date for the stockholder vote on the combination, if any. Generally, a limited partner may not exercise its exchange rights until the units have been outstanding for at least one year. However, in the case of a proposed combination, each limited partner has the right to exercise its exchange right prior to the stockholder vote on the transaction, even if it has held its units for less than one year.

Issuance of Additional Units

As general partner of the operating partnership, we can, without the consent of the limited partners, cause the operating partnership to issue additional units representing general or limited partnership interests. A new issuance may include preferred units, which may have rights which are different than, and/or superior to, those of GP Units, OP Units, MB Units and Sponsor Preferred Units. Furthermore, the operating partnership agreement requires the issuance of additional units to us corresponding with any issuance of stock by us whether pursuant to the DRIP, as a result of distributing stock in order to meet our annual distribution requirement to maintain our status as a REIT, or otherwise.

Capital Contributions

The operating partnership agreement provides that, if the operating partnership requires additional funds at any time, or from time to time, in excess of funds available to it from prior borrowings, operating revenue or capital contributions, we, as general partner, have the right to raise additional funds required by the operating partnership by causing it to borrow the necessary funds from third parties on such terms and conditions as we deem appropriate. As an alternative to borrowing funds required by the operating partnership, we may contribute the amount of such required funds as an additional capital contribution. The operating partnership agreement also provides that we must contribute cash or other property received in exchange for the issuance of equity stock to the operating partnership in exchange for units unless the issuance was in connection with an acquisition of an asset to be held directly by the general partner and such issuance was approved by a majority of independent directors of the general partner. Upon the contribution of cash or other property received in exchange for the issuance of common shares, we will receive one GP Unit or OP Unit for each share issued by us. Upon the contribution of the cash or other property received in exchange for the issuance of each share of equity stock other than shares of common stock, we will receive one unit with rights and preferences respecting distributions corresponding to the rights and preferences of the equity stock that we issued. If we contribute additional capital to the operating partnership, our partnership interest will be increased on a proportionate basis. Conversely, the partnership interests of the other limited partners will be decreased on a proportionate basis if we contribute any additional capital.

Distributions

The operating partnership agreement sets forth the manner in which distributions from the partnership are made to unit holders. Distributions from the partnership are made at the times and in the amounts determined by us, as the general partner. Under the operating partnership agreement, preferred units, if any, may entitle their holders to distributions prior to the payment of distributions for the other units.

The operating partnership agreement provides that cash available for distribution will be distributed to the partners holding GP Units and/or OP Units in proportion to each such partner’s holdings of GP Units and/or OP Units. The operating partnership agreement also provides that, as general partner, we have the right to amend the distribution provisions of the operating partnership agreement to reflect the issuance of additional classes of units. The operating partnership agreement further provides that, as general partner, we shall use our best efforts to ensure sufficient distributions are made to meet our annual distribution requirements and to avoid U.S. federal income and excise taxes on our earnings.

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Liquidation

Upon the liquidation of the operating partnership, after payment of debts and obligations, any remaining assets of the partnership will be distributed to the partners as follows:

•              first, 100% to us as holder of GP Units and OP Units and any other holders of OP Units, in proportion to each such holder’s holdings of GP Units and/or OP Units, until the “net investment” balance (as defined below) is zero;

•             second, 100% to us as holder of GP Units and OP Units and any other holders of OP Units, in proportion to each such holder’s holdings of GP Units and/or OP Units, until the “priority return” balance (as defined below) is zero; and

•             thereafter, 15% to us as holder of Sponsor Preferred Units, and 85% to be further distributed as follows: first, 100% to us as the holder of Sponsor Preferred Units, until the aggregate capital contributions made with respect to the Sponsor Preferred Units have been returned, and thereafter, 100% to us as holder of GP Units and OP Units and any other holders of OP Units, in proportion to each such holder’s holdings of GP Units and/or OP Units.

The “net investment” balance means the excess, if any, of (1) gross proceeds raised from our stockholders in all offerings and capital contributions made by limited partners, over (2) in each case without duplication, all prior distributions to our stockholders of net sales proceeds, all amounts paid by us to repurchase shares of our stock pursuant to our share repurchase program or otherwise, all distributions to limited partners of net sale proceeds contained in cash available for distribution, all liquidating distributions of the type described above under the subparagraph “first” in the next preceding paragraph and all proceeds or property used to redeem limited partner interests (except those held directly or indirectly by the general partner). The “priority return” balance means the excess, if any, of (x) a 7% cumulative, non-compounded, pre-tax annual return on the “net investment” balance, as determined on a daily basis, over (y) all distributions of cash available for distribution to holders of GP Units and/or OP Units (other than amounts included in the determination of “net investment” balance) and all liquidating distributions of the type described under subparagraph “second” in the next preceding paragraph.

Allocations

The operating partnership agreement provides that generally net income, net loss and, to the extent necessary, individual items of income, gain, loss or deduction of the operating partnership will be allocated among the partners in such a manner that the capital accounts of each partner, immediately after making such allocation, is, as nearly as possible, equal proportionately to the distributions that would be made to such partner if the operating partnership were dissolved, its affairs wound up and its assets were sold for cash, all operating partnership liabilities were satisfied, and the net assets of the operating partnership were distributed to the partners immediately after making such allocation.

In addition, the operating partnership agreement provides for the special allocation of certain items of deduction to URTI LP, LLC which may not otherwise be currently usable by, or provide a benefit to, us. Any such special allocations would be made in accordance with applicable tax law.

Operations

The operating partnership agreement requires that the partnership be operated in a manner that will:

•           satisfy the requirements for our classification as a REIT;

•           avoid any U.S. federal income or excise tax liability, unless we otherwise cease to qualify as a REIT; and

•           ensure that the operating partnership will not be classified as a publicly traded partnership under the Code.

Pursuant to the operating partnership agreement, the operating partnership will assume and pay when due, or reimburse us for, payment of all administrative and operating costs and expenses incurred by the operating partnership and the administrative costs and expenses that we incur on behalf, or for the benefit, of the operating partnership.

Limited Partner Exchange Rights

Pursuant to the operating partnership agreement, each limited partner holding OP Units (other than us) has the right, but not the obligation, to exchange all or a portion of his, her or its OP Units for cash or, at our option, for shares of our common stock on such terms and subject to such conditions and restrictions as will be contained in one or more exchange rights agreement among us, as the general partner, the operating partnership and one or more limited partner; provided, however, that such OP Units have been outstanding for at least one year (or such lesser time as determined by the general partner). The form of the exchange rights agreement shall be provided by the general partner.

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Exercise of exchange rights will be a taxable transaction in which gain or loss will be recognized by the limited partner exercising its right to exchange its units for the cash value of a corresponding number of shares of our common stock or, at the option of the operating partnership, a corresponding number of shares of our common stock, to the extent that the amount realized exceeds the limited partner’s adjusted basis in the units exchanged.

Tax Matters

Pursuant to the operating partnership agreement, we are the tax matters partner of the operating partnership, and as such, have authority to make tax decisions under the Code on behalf of the operating partnership. Taxable income and loss generally will be allocated in a manner that reflects the entitlement of the general partner and limited partners to receive distributions from the operating partnership. We will file a federal income tax return annually on behalf of the operating partnership on IRS Form 1065 (or such other successor form) or on any other IRS form as may be required. As we are still in the early stages of development, it is not clear what form any special purpose entities would take for U.S. federal income tax purposes. To the extent that any special purpose entity is not wholly owned by the operating partnership or is a taxable REIT subsidiary, we will arrange for the preparation and filing of the appropriate tax returns for such special purpose entity for U.S. federal income tax purposes. For a description of other tax consequences stemming from our investment in the operating partnership, see the section entitled “Material U.S. Federal Income Tax Considerations — Tax Aspects of Investments in Partnerships” in this prospectus.

Duties and Conflicts

Except as otherwise set forth under the sections entitled “Conflicts of Interest” and “Management” in this prospectus, any limited partner may engage in other business activities outside the operating partnership, including business activities that directly compete with the operating partnership.

Term

The operating partnership will continue in full force and effect until December 31, 2099 or until sooner dissolved and terminated (i) upon our dissolution, bankruptcy, insolvency or termination, (ii) upon the sale or other disposition of all or substantially all the assets of the operating partnership unless we, as general partner, elect to continue the business of the operating partnership to collect the indebtedness or other consideration to be received in exchange for the assets of the operating partnership, or (iii) by operation of law.

The section under the heading captioned “Incorporation of Certain Information by Reference” on page 194 of the Prospectus, is deleted in its entirety and replaced with the following:

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have elected to incorporate by reference certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus, any prospectus supplement or any other subsequently filed prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus, as supplemented, or the registration statement of which this prospectus, as supplemented, is a part.

You may read and copy any document we have electronically filed with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room. In addition, any document we have electronically filed with the SEC is available at no cost to the public over the Internet at the SEC’s website at www.sec.gov. You can also access documents that are incorporated by reference into this prospectus at our website, www.unitedrealtytrust.com.

The following documents filed with the SEC are incorporated by reference in this prospectus, except for any document or portion thereof deemed to be furnished and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014;
•	Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2014, filed with the SEC on May 1, 2014 and for the fiscal quarter ended June 30, 2014, filed with the SEC on August 14, 2014;
•	Current Reports on Form 8-K filed with the SEC on May 1, 2014, May 28, 2014 (as amended August 4, 2014), June 16, 2014 and September 23, 2014; and
•	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 30, 2014.

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We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the reports or documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, write or call us at 60 Broad Street, 34th Floor, New York, NY 10004, (212) 388-6800. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

The following text is added to the section under the heading captioned “Experts” on page 193 of the Prospectus as the second paragraph:

The statement of revenues and certain expenses of United 945 82nd Parkway LLC incorporated herein by reference has been so incorporated by reference in reliance upon the report of PKF O’Connor Davies, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

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